October 29, 2007

VIA EDGAR - CORRESPONDENCE

Ms. Carmen Mancada Terry
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE, Mail Stop 4561
Washington, DC 20549

Re:          Matrixx Resource Holdings, Inc.

Preliminary Information Statement on Schedule 14C

Dear Ms. Terry:

This letter is in response to the Staff’s oral comments to Matrixx Resource Holdings, Inc.’s (the “Registrant”) Pre-14C Information Statement filed on October 9, 2007, which you provided to the Registrant on October 26, 2007.

The Registrant is hereby providing to the Commission that only 4 persons signed the written consent provided in the Pre-14C Information Statement Filed on October 9, 2007.

Please direct any questions concerning the above responses to the undersigned telephone: (310) 456-1778; fax: (310) 456-3199.

Very truly yours,

By:  /s/ Catherine Thompson
_________________________________
Catherine Thompson
Interim President and Chief Financial Officer
Matrixx Resource Holdings, Inc.